1020 Petersburg Road
Hebron, KY 41048
Phone: 859.586.0600

August 20, 2008

Securities and Exchange Commission
Attention: Mark Kronforst, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

Re:	Pomeroy IT Solutions, Inc.
File No. 000-20022

Dear Mr. Kronforst:

Pomeroy IT Solutions, Inc., a Delaware corporation (the “Company” or “Pomeroy”), hereby submits the responses set forth below to your Comment Letter, dated July 24, 2008 (the “Comment Letter”), pertaining to the Company’s Annual Report on Form 10-K for the year ended January 5, 2008, filed March 26, 2008.

The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 5, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Revenue Recognition, page F.10

1.
We note your revisions to in previously reported revenues and cost of revenues.  Please clarify for us why you indicate that your revised accounting is “more appropriate.”  In this regard, tell us whether you believe your former accounting was also appropriate or if you believe these revisions to be corrections of errors.  In addition, tell us how you concluded that restatements of your financial statements were not required.  Refer to SEC Staff Accounting Bulletin No. 99.

Securities and Exchange Commission
August __, 2008

The Company sells extended warranty and service contracts which are ultimately serviced by independent third parties. Previously, the Company accounted for revenues related to the resale of these third party contracts by (1) recognizing the revenue and costs at the gross amount and (2) recognizing the full amount of the revenue and related costs at the time of the sale of the contract.

After a detailed review of EITF 99-19 and consideration of a December 1999 speech by Scott Taub of the SEC, we concluded proper treatment should be to record the revenue on a net basis.

FASB Technical Bulletin No 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, requires that revenues from the sale of such contracts be recognized on a straight-line basis over the term of the contract. In a December 1999 speech, Scott Taub of the SEC discussed accounting for such contracts. In general, the speech addressed if Technical Bulletin 90-1 was applicable if the reseller of the warranty had no performance obligation at all after the contract was entered into. The SEC indicated that the “the identity of the obligor is important in determining the appropriate accounting.” Specifically, the speech states:

“The staff did not object to the conclusion that Technical Bulletin 90-1 does not apply when the registrant is not the named obligor. However, the staff noted that when the retailer is the obligor, the administrator is acting as an agent with regard to the insurance contract between the retailer and the insurance company. Similarly, when the administrator is the obligor, the retailer is acting only as an agent with regard to the warranty contract between the administrator and the consumer. Therefore, the staff concluded that the non-obligor registrant should present only its net commission as revenue as it performs under the contracts.”

Pomeroy’s situation is similar to that discussed in the speech in that Pomeroy is similar to the retailer (reselling a service agreement handled by an administrator, i.e. OEM). Based on our review of the underlying contracts, we concluded that the ultimate service provider and not Pomeroy is the primary obligor. As such, it would appear based on the guidance provided by the staff that the revenue should be recorded on a net rather than gross basis.

Securities and Exchange Commission
August __, 2008

These revisions represent the correction of an error. The correction resulted in reduction in revenue and cost of sales ranging from 4% – 7% with no change in reported gross profit, net income (loss), and earnings (loss) per share.  Following is a summary of the factors that the Company considered in forming its conclusion that restatements of our financial statements was not required. SEC Staff Accounting Bulletin (SAB) 99 indicates, “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” In addition, the Supreme Court has held that a fact is material if there is a substantial likelihood that the …fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.  It was our conclusion that the 4 – 7% reduction in sales and cost of sales would not be viewed by a reasonable investor as having significantly altered the “total mix” of information made available for the following reasons:

•	This reclassification had no impact on the total reported gross profit, net income (loss) or earnings (loss) per share.
•	Overall, the trend of declining revenues remains substantially the same with a 12% decline in revenues from 2006 to 2007 as previously reported compared to a 13% decline in revenues, as revised.
•	Overall, the sale of third party warranties and service agreements represents less than 10% of our total volume of revenue.
•
As corroborating evidence of the fact that this revision was not viewed as material by reasonable investors, we note that the Company did clearly disclose this revision in our financial statements for the year ended January 5, 2008 and we have received no investor questions on the matter.

We also considered the nine factors set out in SAB 99 for “considerations that may well render material a quantitatively small misstatement of the financial statement line item:

Consideration	Comment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The item is capable of precise measurement but it is a reclassification with no impact on gross profit or net income (loss)
Whether the misstatement masks a change in earnings or other trends	No
Whether the misstatement changes a loss into income or vice versa	No
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No
Whether the misstatement has the effect of increasing management’s compensation	No
Whether the misstatement involves concealment of an unlawful transaction	No
Whether the misstatement hides a failure to meet analysts consensus expectations for the enterprise	No
Whether the misstatement affects the registrant’s compliance with regulatory requirements	No

Securities and Exchange Commission
August __, 2008

Based on these factors, the Company concluded prospective reclassification of such amounts combined with adequate disclosure of the facts and circumstances was appropriate and restatement of previously filed financial statements was not considered necessary.  The Company’s independent auditors concurred with this conclusion.

5.  Goodwill and Other Intangible Assets, page F.14

2.
Please tell us more about your goodwill impairment testing as of January 5, 2006 and 2007.  In this regard, we note that your book value exceeded your market capitalization by roughly $100 million at both of these annual test dates.  Considering that you have only one reporting unit, this information appears to contrast significantly with the results of your testing.  Please explain to us, in detail, how your tests were performed in compliance with SFAS 142 and how these drastic differences between market capitalization and book value were considered.

In performing our annual impairment testing, the Company has historically calculated the fair value of the reporting unit utilizing a combination of valuation approaches which include: (a) discounted cash flow approach, (b) guideline company method (c) transaction method and (d) market value method (which is based on the Company’s market capitalization adjusted for a control premium). The values determined under each of these methodologies is considered and weighted in a final determination of the fair value of the reporting unit. The Company utilizes the assistance of an independent valuation expert to assist in calculating the fair value of the reporting unit. Following is a discussion of our impairment testing as of January 5, 2006 and 2007.

As of January 5, 2006, the Company calculated the fair value of the reporting unit utilizing each of the valuation approaches indicated below:

Discounted Cash Flow Approach	$240 million
Guideline Company Approach	$198 million
Market Value Approach	$139 million

Securities and Exchange Commission
August __, 2008

The carrying value of the reporting unit was approximately $210 million. As such, it was noted that two of the three valuation methodologies indicated a potential goodwill impairment, with the market value approach value significantly below the carrying value of the reporting unit. However, this approach was weighted at 15% due to the following considerations:

•
Over 65% of the Company’s shares were held by Pomeroy directors/officers and institutional investors. These holders do not trade Pomeroy shares often, but rather are holding their investments with more of a long-term strategy. As such, with less than 35% of the Company’s shares in public float, combined with a relatively low number of total outstanding shares, there is likely not sufficient trading volume in the marketplace to accurately value Pomeroy shares.

•	There is little industry analysis coverage to independently assess and publicize the growth prospects of the Company.

Paragraph 23 of FAS 142, acknowledges, “However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.”

The estimated fair value of the reporting unit after consideration of the values calculated above was determined to be approximately $195 million compared to the carrying value of the reporting unit of approximately $210 million. As a result, the Company concluded the FAS 142 step one analysis indicated a goodwill impairment.  The second step of the goodwill impairment test was not completed prior to the issuance of the financial statements for the year ended January 5, 2006. Paragraph 22 of FAS 142 states, “If the second step of the goodwill impairment is not complete before the financial statements are issued and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of the loss shall be recognized in those financial statements.” Therefore, the Company recognized a charge of $16 million as a reasonable estimate of the goodwill impairment charge for the year ended January 5, 2006. During the third quarter ended October 5, 2006, the Company completed the second step of the goodwill analysis (from the year ended January 5, 2006) as required under SFAS 142 and recorded an additional impairment charge of $3.5 million.

The Company completed its annual impairment testing for the year ended January 5, 2007 as of its January 5 impairment assessment date. The Company calculated the fair value of the reporting unit under the following valuation methodologies:

•	Discounted Cash Flow	$214 million
•	Guideline Company Method	$202 million
•	Transaction Method	$235 million
•	Market Value Approach	$127 million

Securities and Exchange Commission
August __, 2008

The market value approach was weighted 20% for the reasons discussed above. Considering the above, the fair value of the reporting unit was determined to be $200 million versus the carrying value of $191 million. The small amount by which the fair value of the reporting unit exceeded the carrying value appeared reasonable given the recent impairment charge recorded related to the year-ended January 5, 2006. In addition, the Company had returned to profitability during the second quarter of the year ended January 5, 2007. Also, the projected financial information utilized in the valuation was consistent with the projected financial information presented to the Company’s board of directors and represented management’s best estimate of anticipated future financial performance as of the January 5, 2007 assessment date. However, the Company realizes the inherent judgment involved in making the estimates used in the goodwill impairment process. To alert the financial statement users to the small margin by which the fair value of the reporting unit exceeded the carrying value, the following disclosure was included in the annual financial statements for the year ended January 5, 2007:

“The  Company  has  completed  its  annual  goodwill impairment test for the year  ended  January  5,  2007.  The goodwill impairment analysis indicated there  was no goodwill impairment for the year ended January 5, 2007 as the fair  value  of  the  reporting  unit  exceeded  the  carrying value of the reporting  unit by approximately 5%. The Company considered various factors in determining the fair value of the reporting unit including discounted cash flows from projected earnings, values for comparable companies and the market price of the Company's common stock. The Company will continue to monitor closely for any impairment indicators such as underperformance of projected earnings, net book value compared to market capitalization, declining stock price and significant adverse economic and industry trends. In the event the Company does not achieve projected results, the Company could incur a goodwill impairment charge in the future.”

In addition, throughout the year ended January 5, 2008, the Company monitored actual performance compared to projected performance utilized in the goodwill impairment analysis. As a result of a combination of lower than expected financial results due to shortfalls in actual revenue compared to expectations and reduced utilization rates and a continuing slide in the company’s stock price, the Company concluded impairment indicators existed. As a result, the Company accelerated its annual impairment testing. In the Company’s 10Q filing for the quarter ended July 5, 2007, it was disclosed that due to financial results to date, the goodwill impairment testing would be performed during the third quarter ended October 5, 2007. Similar to the prior impairment analysis performed, the Company utilized the following valuation approaches:

•	Discounted Cash Flow Analysis	$102 million
•	Guideline Company Method	$99 million
•	Transaction Method	$134 million
•	Market Value	$114 million

Securities and Exchange Commission
August __, 2008

Considering these approaches in comparison to the carrying value of the reporting unit as of October 5, 2007, the Company concluded there was an impairment of goodwill as of October 5, 2007. As a result, the step two analysis was completed indicating a goodwill impairment of approximately $98 million for the year-ended January 5, 2008. The primary factors contributing to the decrease in the calculated fair value related to both performance below expectations for the current year as well as revised projected cash flows for future years taking into account the current year challenges the Company has faced. The primary business developments of 2007 that contributed to the poor performance of the business and resulting impairment were due to the Company’s shortfalls in revenue and reduced utilization rate, specifically in infrastructure services.  This was due to a reduction in deployment projects, time and materials break-fix projects and customer attrition in our smaller market segments.  The Company had also entered into several significant unprofitable customer contracts.  The Company performed on these contracts until termination in July of fiscal 2008.

In response to the Commission’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1838.

Sincerely,

/s/Craig J. Propst
Craig J. Propst
Interim Chief Financial Officer and
Chief Accounting Officer

cc:	Keith R. Coogan, CEO
Elizabeth A. Horwitz, Esq., Wood & Lamping, LLP
Sean Henaghan, BDO